Exhibit 99.3

Entree Resources Announces Second Quarter 2021 Results

VANCOUVER, BC, Aug. 9, 2021 /CNW/ - Entree Resources Ltd. (TSX: ETG) (OTCQB: ERLFF) - the "Company" or "Entree") has today filed its interim financial results for the second quarter ended June 30, 2021. All numbers are in U.S. dollars unless otherwise noted.

Q2 2021 HIGHLIGHTS

Entree/Oyu Tolgoi JV Property
On June 15, 2021, Entree reported an updated Feasibility Study for its interest in the Entree/Oyu Tolgoi JV Property. A National Instrument 43-101 Technical Report was filed on July 21, 2021 ("2021 Technical Report").

•	2021 Technical Report highlights include:
•	Hugo North Extension Lift 1 updated Feasibility Study ("2021 Reserve Case") after- tax NPV(8%) of $114 million attributable to Entree(1).
•	Hugo North Extension Lift 2 Preliminary Economic Assessment ("2021 PEA") after-tax NPV(8%) of $306 million attributable to Entree(1)(2).
•	First development production from Hugo North Extension Lift 1 expected in 2022.
•	Significant leverage to copper price as 2021 Reserve Case and 2021 PEA use $3.25/lb copper.

Oyu Tolgoi Underground Development Update
The Oyu Tolgoi project in Mongolia includes two separate land holdings: the Oyu Tolgoi mining licence, which is held by Entree's joint venture partner Oyu Tolgoi LLC ("OTLLC") and the Entree/Oyu Tolgoi joint venture property (the "Entree/Oyu Tolgoi JV Property"), which is a partnership between Entree and OTLLC. On July 29, 2021, OTLLC's 66% shareholder Turquoise Hill Resources Ltd. ("Turquoise Hill") provided an update on underground development on the Oyu Tolgoi mining licence:

•	COVID-19 impacts are ongoing. Over 98% of OTLLC's workforce is now fully vaccinated and health and safety remain a high priority with appropriate measures being maintained to protect OTLLC's employees, contractors and the community.
•	During the second quarter 2021, COVID-19 cases increased significantly in Mongolia, causing a series of lockdowns in the country and South Gobi region which limited the ability of OTLLC to maintain normal roster changes for its workers. Limitations on the movement of international expertise also significantly impacted progress on the Oyu Tolgoi underground project.
•	The scheduled mid-2021 commencement of the undercut on the Oyu Tolgoi mining licence has been delayed as a result of the delayed resolution of certain non-technical criteria. Turquoise Hill and project operator Rio Tinto continue to engage with the Government of Mongolia with a view to resolving these issues. In addition, the ongoing impacts of COVID-19 on rosters require careful management by OTLLC to ensure that the appropriate personnel are available for undercutting activities.
•	At the end of the second quarter 2021, cumulative underground development progress was 57,928 equivalent metres with cumulative conveyor to surface advancement of 14,532 equivalent metres. Turquoise Hill anticipates that development rates will continue to be impacted by COVID-19 restrictions and controls into the third quarter 2021.
•	Specialized personnel arrived on site on June 25, 2021 to complete Shaft 4 readiness activities prior to Shaft 3 construction activities. The Shaft 4 sinking team arrived in Mongolia on June 28, 2021.
•	Progress on Shafts 3 and 4 has been impacted by travel restrictions and quarantine requirements, which reduced OTLLC's ability to mobilize required personnel to site. Further delays to Shafts 3 and 4 could impact the production ramp up for Panels 1 and 2, although Turquoise Hill has reported that ongoing optimization activities are focused on minimizing any departure from the planned schedule. Shafts 3 and 4 are required to support production from Panels 1 and 2 during ramp up to 95,000 tonnes per day. The Hugo North Extension deposit on the Entree/Oyu Tolgoi JV Property is located at the northern portion of Panel 1.

Corporate

•	Q2 2021 operating loss was $0.6 million compared to an operating loss of $0.5 million in Q2 2020.
•	Q2 2021 operating cash outflow before working capital was $0.6 million compared to an operating cash outflow before working capital of $0.4 million in Q2 2020.
•	As at June 30, 2021, the cash balance was $7.4 million and the working capital balance was $7.1 million. The Company holds the majority of its cash in Canadian currency.
•	The Company recognizes the unprecedented situation surrounding the ongoing COVID-19 pandemic and is closely monitoring the effect of the COVID-19 pandemic on its business and operations and will continue to update the market on the impacts to the Company's business and operations in relation to these extraordinary circumstances.

(1)	Long term metal prices used in the net present value economic analysis are: copper US$3.25/lb, gold US$1,591.00/oz and silver US$21.08/oz.
(2)	The 2021 PEA is based on Indicated and Inferred mineral resources from Lift 2 as the second potential phase of development and mining on the Hugo North Extension deposit. The economic analysis in the 2021 PEA is based on a conceptual mine plan and does not have as high a level of certainty as the 2021 Reserve Case. The 2021 PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2021 PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.
(3)	The 2021 Reserve Case and the 2021 PEA are based on information in OTLLC's 2020 Oyu Tolgoi Feasibility Study ("OTFS20") or otherwise provided by OTLLC. Neither OTFS20 nor the results of the 2021 Reserve Case and 2021 PEA reflect the impacts of the COVID-19 pandemic, which are ongoing and continue to be assessed by OTLLC.

OUTLOOK AND STRATEGY

The Company's primary objective for the 2021 year is to work with other Oyu Tolgoi stakeholders to advance potential amendments to the joint venture agreement (the "Entree/Oyu Tolgoi JVA") that currently governs the relationship between Entree and OTLLC and upon finalization, transfer the Shivee Tolgoi and Javhlant mining licences to OTLLC as manager of the Entree/Oyu Tolgoi joint venture (the "Entree/Oyu Tolgoi JV").  The form of Entree/Oyu Tolgoi JVA was agreed between the parties in 2004, prior to the execution of the 2009 Oyu Tolgoi Investment Agreement among the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill and commencement of underground development. The Company currently is registered in Mongolia as the 100% ultimate holder of the Shivee Tolgoi and Javhlant mining licences.

The Company believes that amendments that align the interests of all stakeholders as they are now understood, would be in the best interests of all stakeholders, provided there is no net erosion of value to Entree. No agreements have been finalized and there are no assurances agreements may be finalized in the future.

The Company's interim financial statements and Management's Discussion and Analysis ("MD&A") for the second quarter ended June 30, 2021 are available on the Company's website at www.EntreeResourcesLtd.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

QUALIFIED PERSON
Robert Cinits, P.Geo., consultant to Entree and the Company's former Vice President, Corporate Development, and a Qualified Person as defined by NI 43-101, has approved the technical information in this release.  For further information on the Entree/Oyu Tolgoi JV Property, see the 2021 Technical Report titled "Entree/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report", with an effective date of May 17, 2021, available on SEDAR at www.sedar.com.

ABOUT ENTREE RESOURCES LTD.
Entree Resources Ltd. is a Canadian mining company with a unique carried joint venture interest on a significant portion of one of the world's largest copper-gold projects - the Oyu Tolgoi project in Mongolia.  Entree has a 20% or 30% carried participating interest in the Entree/Oyu Tolgoi JV, depending on the depth of mineralization. Sandstorm Gold Ltd., Rio Tinto and Turquoise Hill are major shareholders of Entree, holding approximately 24%, 9% and 8% of the shares of the Company, respectively.  More information about Entree can be found at www.EntreeResourcesLtd.com.

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws with respect to corporate strategies and plans; the value and potential value of assets and the ability of Entree to maximize returns to shareholders; timing and status of Oyu Tolgoi underground development; the expected timing of first development production from Lift 1 of the Entree/Oyu Tolgoi JV Property; the future prices of copper, gold and silver; the estimation of mineral reserves and resources; the realization of mineral reserve and resource estimates; projected mining and process recovery rates; estimates of capital and operating costs, mill throughput, cash flows and mine life; anticipated business activities; and future financial performance.

In certain cases, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entree's future performance and are based on numerous assumptions regarding present and future business strategies; the correct interpretation of agreements, laws and regulations; local and global economic conditions and negotiations and the environment in which Entree will operate in the future, including commodity prices, projected grades, projected dilution, anticipated capital and operating costs, anticipated future production and cash flows, and the anticipated location of certain infrastructure and sequence of mining within and across panel boundaries; the construction and continued development of the Oyu Tolgoi underground mine; and the status of Entree's relationship and interaction with the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill.

•	With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long term domestic power source for Oyu Tolgoi (or the availability of financing for OTLLC or the Government of Mongolia to construct such a source); the willingness of third parties to extend existing power arrangements; the potential impact of COVID-19, including any restrictions imposed by health and governmental authorities relating thereto; the implementation and successful execution of the funding plan that is the subject of a Heads of Agreement between Rio Tinto and Turquoise Hill and the amount of any additional future funding gap to complete the Oyu Tolgoi underground project as well as the amount and potential sources of additional funding required therefor, all as contemplated by the Heads of Agreement; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; delays, and the costs which would result from delays, in the development of the underground mine; the status of the relationship and interactions and discussions between OTLLC, Rio Tinto and Turquoise Hill with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and OTLLC internal governance (including the outcome of any such interactions or discussions); the willingness and ability of the parties to the Oyu Tolgoi Investment Agreement and the 2015 Oyu Tolgoi Underground Mine Development and Financing Plan to amend or replace either such agreement; the nature and quantum of the current and projected economic benefits to Mongolia resulting from the continued operation of Oyu Tolgoi; the anticipated location of certain infrastructure and sequence of mining within and across panel boundaries; projected commodity prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine.
•	The 2021 PEA is based on a conceptual mine plan that includes Inferred resources. Numerous assumptions were made in the preparation of the 2021 PEA, including with respect to mineability, capital and operating costs, production schedules, the timing of construction and expansion of mining and processing facilities, and recoveries, that may change materially once production commences at Hugo North Extension Lift 1 and additional development and capital decisions are required. Any changes to the assumptions underlying the 2021 PEA could cause actual results to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements and information relating to the 2021 PEA.

Other risks, uncertainties and factors which could cause actual results, performance or achievements of Entree to differ materially from future results, performance or achievements expressed or implied by forward-looking statements and information include, amongst others, unanticipated costs, expenses or liabilities; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; regulatory restrictions (including environmental regulatory restrictions and liability); risks related to international operations, including legal and political risk in Mongolia; risks related to the potential impact of global or national health concerns, including the COVID-19 (coronavirus) pandemic; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; fluctuations in commodity prices and demand; changing foreign exchange rates; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; activities, actions or assessments by Rio Tinto, Turquoise Hill or OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as water, skilled labor, transportation and appropriate smelting and refining arrangements; unanticipated reclamation expenses; changes to assumptions as to the availability of electrical power, and the power rates used in operating cost estimates and financial analyses; changes to assumptions as to salvage values; ability to maintain the social license to operate; accidents, labor disputes and other risks of the mining industry; global climate change; title disputes; limitations on insurance coverage; competition; loss of key employees; cyber security incidents; misjudgments in the course of preparing forward-looking statements; and those factors discussed in the section entitled "Critical Accounting Estimates, Risks and Uncertainties" in the Company's most recently filed Management's Discussion & Analysis and in the section entitled "Risk Factors" in the Company's Annual Information Form for the year ended December 31, 2020 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events, or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

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SOURCE Entree Resources

View original content: http://www.newswire.ca/en/releases/archive/August2021/09/c0292.html

%CIK: 0001271554

For further information: David Jan, Investor Relations, Entree Resources Ltd., Tel: 604-687-4777 | Toll Free: 1-866-368-7330, E-mail: djan@EntreeResourcesLtd.com

CO: Entree Resources

CNW 08:30e 09-AUG-21